Exhibit 99.1

Sun Lei, CEO of Luxventure, has been appointed as President of Cross-Border

Merchants Association of Hainan Province

SHISHI, China, September 27, 2021 /PRNewswire/ -- KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China and through the brand of Luxventure, engaging in cross-border merchandise, airfare and tourism business, announced today that on September 23, 2021, Sun Lei, Chief Executive Officer of Luxventure, has been appointed as the President of the Cross-border Merchants Association of Hainan Province (“CMA”).

The government of China has designated Hainan Province as a free port and CMA is the only association for the cross-border merchants set up by the local government. CMA will focus on assisting members with cross-border business opportunities and set the standards to be followed by its members.

Ms. Sun Lei, Chief Executive Officer of the Company commented: “It is my honor to be the president of CMA. This is another affirmation of the success of Luxventure. Since being in full business operation for a bit more than year, Luxventure has been recognized by the government as one of the leading, if not the leading company, in the cross-border merchandise sector. In my role as president, I look forward to working with the members to adopt and implement our propriety technologies in BBC and WMS, which enables easy integration of on-line and off-line cross border merchandise transactions. I thank the government for entrusting Luxventure and using our technologies as the standards for the members of CMA.”

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of i) designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 30 KBS branded stores (as of Dec 31, 2019) and over a number of multi-brand stores. Through the brand of Luxventure, it also engages in cross-border merchandise, airfare and tourism business. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE KBS Fashion Group Limited

Related Links

http://www.kbsfashion.com